SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Amendment #2

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 3, 2004

Date of Earliest Event Reported: July 18, 2003

Verdisys, Inc.
(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25025 I-45 North, Suite 525
The Woodlands, Texas
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

STATEMENT OF AMENDMENT #2

On July 18, 2003 Verdisys, Inc. filed with the Securities and Exchange Commission ("SEC") a Report on Form 8-K pertaining to **Changes in Control of the Registrant** and the **Acquisition or Disposition of Assets**. The event disclosed occurred on July 18, 2003 and related to the closing of an Agreement and Plan of Merger by and between Reconstruction Data Group, Inc. and Verdisys, Inc. The Agreement and Plan of Merger, dated April 24, 2003, as amended June 30, 2003, was filed as **Exhibit 2** to the Report on Form 8-K.

On September 29, 2003 Verdisys, Inc. filed with the SEC an Amendment #1 to the Report on Form 8-K. This amendment provided by attachment the required **Financial Statements** for the original report.

Verdisys, Inc. undertakes the filing of this Amendment #2 to the Report on Form 8-K to revise certain statements, discovered by the management of Verdisys, Inc. in March 2004, as pertain to the financial statements for the period ending June 30, 2003. Item 1 – Changes in Control of Registrant and Item 2 – Acquisition or Disposition of Assets are unchanged by this amendment and present information consistent with the event that occurred July 18, 2003.

a) The Cover Page of this Report on this Form 8-K/A specifies the current address of Verdisys, Inc.

b) The Signature Page of this Report on this Form 8-K/A specifies the current officers of Verdisys, Inc.

c) The Financial Section and Attachment of this Report on Form 8-K/A provide unaudited, restated financial data and notes to revise certain statements for the period ending June 30, 2003. Financial data and notes for the fiscal year ending December 31, 2002 is included, for continuity, and is unchanged by this amendment.

Item 7. Financial Statements and Exhibits

<u>Financial Statements</u>

Verdisys, Inc. (formerly, Reconstruction Data Group, Inc.) provides by attachment to this current report the required financial statements.

<u>Exhibits</u>

Verdisys, Inc. (formerly, Reconstruction Data Group, Inc.) incorporates by reference Current Report on Form 8-K as filed July 18, 2003 with the Securities and Exchange Commission, including Exhibit (2) – Agreement and Plan of Reorganization - Dated April 24, 2003, as amended June 30, 2003, attached and incorporated into such report.


SIGNATURES


In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Verdisys, Inc.
(Registrant)

By: /s/ Dr. Ron Robinson, CEO
Dr. Ron Robinson
Chief Executive Officer
Principal Executive Officer

Date: May 3, 2004

By: /s/ John O'Keefe
John O'Keefe
Chief Financial Officer
Principal Financial Officer

Date: May 3, 2004


Verdisys, Inc.
Financial Statements

Table of Contents

INDEPENDENT AUDITOR'S REPORT

April 2, 2004

To the Board of Directors
 Verdisys, Inc.
 The Woodlands, Texas

We have reviewed the accompanying balance sheet of Verdisys, Inc. as of June 30, 2003, and the related statements of operations and cash flows for the three and six months ended June 30, 2003, in accordance with the Statements on Standards of Accounting for Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Verdisys.

A review consists primarily of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope that an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying 2003 financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to these interim financial statements, errors resulting in overstatements and understatements of previously reported assets, liabilities, stockholders equity and net loss as of and for the three and six months ended June 30, 2003 were discovered by the management of Verdisys during March 2004. Accordingly, adjustments have been made as of June 30, 2003 to correct the errors.

Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com

VERDISYS, INC.
BALANCE SHEET
June 30, 2003
(Unaudited)
(Restated)

ASSETS

Current Assets	
Cash	$ 97,542
Accounts receivable, net of allowance for doubtful accounts of $22,352	79,417
Other current assets	34,551
Total Current Assets	211,510
Property and equipment, net of accumulated depreciation of $42,713	2,874
License, net of accumulated amortization of $45,834	2,704,166
Total Assets	$ 2,918,550

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities	
Accounts payable	$ 440,116
Accrued expenses	486,237
Deferred revenue	52,873
Customer deposit	60,000
Notes payable to stockholders	324,106
Note payable on license	2,553,114
Total Current Liabilities	3,916,446
Long Term Liabilities	
Deferred revenue, less current portion	187,898
Total Liabilities	4,104,344
Commitments & Contingencies	
Stockholders' Deficit	
Convertible preferred stock, no par value,	
40,000,000 shares authorized	
Series A, 2,000,000 shares allocated, none outstanding	
Series B, none issued and outstanding	
Common stock, no par value, 60,000,000 shares authorized,	
25,202,539 shares issued and outstanding	8,678,475
Additional paid in capital	3,997,675
Accumulated deficit	(13,861,944)
Total Stockholders' Deficit	(1,185,794)
Total Liabilities and Stockholders' Deficit	$ 2,918,550

VERDISYS, INC.
STATEMENTS OF OPERATIONS
Three and Six Months Ended June 30, 2003 and 2002
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	(Restated) 2003	2002	(Restated) 2003	2002
Revenue	$ 197,843	$ 127,878	$ 334,291	$ 206,823
Cost of services provided	281,500	109,697	390,064	197,454
Selling, general & administrative	2,948,282	526,735	3,178,380	863,475
Depreciation & amortization	46,274	2,176	46,714	4,890
Debt forgiveness income	(460,235)		(460,235)	
Total operating expenses	2,815,821	638,608	3,154,923	1,065,819
Operating loss	(2,617,978)	(510,730)	(2,820,632)	(858,996)
Other expense				
Interest expense	(60,197)	(41,007)	(96,838)	(62,878)
NET LOSS	$ (2,678,175)	$ (551,737)	$ (2,917,470)	$ (921,874)
Basic and diluted net loss per share	$ (.15)	$ (.04)	$ (.18)	$ (.07)
Weighted average shares outstanding	18,376,272	13,553,139	16,199,706	13,553,139

VERDISYS, INC.
STATEMENTS OF CASH FLOW
Six Months Ended June 30, 2003 and 2002
(Unaudited)

	(Restated) 2003	2002
Cash Flows from Operating Activities		
Net loss	$ (2,917,470)	$ (921,874)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for services	1,315,929	
Issuance of options and warrants for services	1,596,238	315,127
Depreciation and amortization	46,714	4,890
Debt forgiveness income	(460,235)	
Changes in:		
Accounts receivable	(69,015)	(125,208)
Other current assets	8,070	
Accounts payable	(157,323)	83,590
Accrued expenses	(162,595)	156,316
Customer deposit	60,000	
Deferred revenue	104,224	112,875
Net Cash Used In Operating Activities	(635,463)	(374,284)
Cash Flows from Investing Activities		
Purchase of property and equipment		(5,286)
Cash payments for license	(100,000)	
Net Cash Used Investing Activities	(100,000)	(5,286)
Cash Flows from Financing Activities		
Proceeds from sales of common stock	764,150	
Proceeds from exercise of warrants	151,500	
Proceeds from notes payable to stockholders	50,000	
Payments on notes payable to stockholders	(35,894)	
Payments on note payable on license	(96,886)	
Proceeds from sales of preferred stock		380,000
Net Cash Provided by Financing Activities	832,870	380,000
Net change in cash	97,407	430
Cash at beginning of period	135	3,397
Cash at end of period	$ 97,542	$ 3,827

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
(Restated)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Verdisys, Inc. ("Verdisys") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Verdisys' Annual Report filed with the SEC on Form 8-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for 2002 as reported in the 8-K have been omitted.

Revenue recognition. Revenue is recognized on well drilling operations when persuasive evidence of an arrangement exists, the lateral drilling is complete, the price is fixed or determinable and collectibility is reasonably assured.

Restatements of June 30, 2003 were made. See note 7 for details.

NOTE 2 – STOCK OPTIONS AND WARRANTS

Stock options and warrants. Verdisys accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. Verdisys accounts for stock options and warrants issued to employees under the intrinsic value method. Under this method, Verdisys recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrant is greater than or equal to the fair market value of the stock on the date of grant.

In April 2003, Verdisys issued 1,280,000 10 year $.10 options to employees. 30,000 options vest monthly over three months, 750,000 options vest quarterly over three years, 300,000 options vest quarterly over one year and 200,000 options vest quarterly over two years. The intrinsic value of these options totals $193,250.

In April 2003, Verdisys issued 100,000 $.10 warrants that expire in January 2007 and have a fair value of $40,000 which was expensed when the warrants were granted.

During the summer of 2003, Verdisys negotiated settlements with 9 vendors plus the two original founders for various debts carried on the books. One of the founders was issued 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000.

The following table illustrates the effect on net loss and net loss per share if Verdisys had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Three Months Ended June 30, (Restated) 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, (Restated) 2003	Six Months Ended June 30, 2002
Net loss as reported	$ (2,678,175)	$ (551,737)	$(2,917,470)	$ (921,874)
Less: stock based compensation determined under fair valued-based method				
Pro forma net loss	$(2,678,175)	$ (551,737)	$(2,917,470)	$ (921,874)
Basic and diluted loss per common share:				
As reported	$(.15)	$(.04)	$(.18)	$(.07)
Pro forma	$(.15)	$(.04)	$(.18)	$(.07)

The weighted average fair value of the stock options granted during 2003 and 2002 was $.50 and $.50, respectively. Variables used in the Black-Scholes option-pricing model include (1) 5.0% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is zero, and (4) zero expected dividends.

NOTE 3 – LATERAL DRILLING LICENSE

In April 2003, an individual licensed his lateral drilling technology and equipment to Verdisys. Verdisys is required to pay $2,750,000 plus 10 percent of related gross revenue. $100,000 was due upon signing and a note payable for $2,650,000 plus 8 percent is to be paid out from May 2003 through March 2004 for a total payout of $2,970,000.

NOTE 4 - DEBT FORGIVENESS INCOME

During 2003, Verdisys negotiated settlements with 9 vendors for various debts carried on the books at $520,501 for $43,600 cash and 33,333 shares of stock valued at $.50 or $16,666 resulting in debt forgiveness income of $460,235. During the same period, Verdisys negotiated settlements with the two original founders for various debts carried on the books at $576,000 for $28,000 cash and 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000 resulting in a contribution to capital of $488,000.

NOTE 5 – NON-CASH TRANSACTIONS ON CASH FLOW STATEMENT

Non-cash transactions for six months ended June 30, 2003:

Purchase of license with note payable	$ 2,650,000
Contributions to capital by founders for debt forgiveness	488,000
Conversion of notes payable and accrued interest to investors to common stock	1,245,000
Conversion of accrued interest on notes payable to investors to common stock	261,190
Conversion of Series B preferred stock to common	705,000
Stock issued for accounts payable	16,666
Warrant exercised with notes payable to investors	20,000

NOTE 6 - RELATED PARTY ACCOUNTS RECEIVABLE AND REVENUE

In April 2003, Verdisys signed a drilling service contract with Energy 2000 NGC, Inc. of Louisiana ("Energy 2000"), whereby Energy 2000 would have paid Verdisys a minimum of $1,800,000 for lateral drilling of 45 wells. This contract was a fixed amount due to Verdisys dependent upon the number of wells drilled and offshoot lateral bores drilled. In addition, Verdisys would receive an 80 percent interest in the net operating income after payback from these properties and also be reimbursed for 20 percent of its field costs. In September, 2003 Verdisys entered into another contract with Energy 2000 for an additional 57 wells with terms similar to the original contract. This contract was suspended for lack of payment.

Energy 2000 is a subsidiary of Berg McAfee Energy, LLC, which is a wholly owned subsidiary of Berg McAfee Companies. Energy 2000 is beneficially owned 80% by Berg McAfee or Eric McAfee personally. Eric McAfee, a major shareholder and former director of Verdisys, has a 50% ownership in Berg McAfee companies.

NOTE 7 – RESTATEMENTS OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS

Restatement 1

In the originally prepared June 30, 2003 financials, Verdisys didn't disclose a related party transaction whereby $290,000 of revenue for the three and six months ended June 30, 2003 and $230,000 of accounts receivable as of June 30, 2003 were with a related party (see note 7 for details).

Verdisys miscalculated the contribution to capital by founders for debt forgiveness by $60,000 for the three and six months ended June 30, 2003 (see note 4 for details).

Restatement 2

In 2004, management discovered that the $230,000 of accounts receivable to a related party and $230,000 of deferred revenue were not valid. Verdisys has not been able to substantiate the work was ever performed and $230,000 has been removed from both accounts. $48,000 of associated costs were deferred and have been expensed as of June 30, 2003. Management also discovered $60,000 of revenue from a related party cannot be substantiated. The $60,000 has been reclassified as a customer deposit as of June 30, 2003. In 2004, management discovered that 2,644,438 previously expired options were extended by the board of directors in 2003. Because none of the individuals were employees at the time the extension was granted, the options have been treated as warrants and the fair value of $1,050,687 was expensed accordingly as of June 30, 2003. In April 2003, Verdisys issued 2,000,000 shares of common stock for what management believed was satellite communications management software. Management in place as of August 2003 maintained the software was not useful and impaired it as of June 30, 2003. In early 2004, following an internal investigation, new management determined that the agreement is likely subject to rescission under applicable law. Verdisys is evaluating its options to rescind the agreement and cancel the shares issued. The majority shareholder of Verdisys and former director, who was also a principal to the counterparty in the transaction, acquired 11.5% of the 2,000,000 shares. The impairment expense of $1,000,000 has been reclassified as compensation expense as of June 30, 2003.

A summary of the restatements are as follows:

	Previously Stated	Increase (Decrease)	Restatement 1	Increase (Decrease)	Restatement 2
As of June 30, 2003:					
Balance Sheet:					
Cash	$ 97,542		$ 97,542		$ 97,542
Accounts receivable, net	309,417	$ (230,000)	79,417		79,417
Accounts receivable from related party		230,000	230,000	$(230,000)	–
Other current assets	34,551		34,551		34,551
Property & equipment, net	2,874		2,874		2,874
License, net	2,704,166		2,704,166		2,704,166
Total assets	$ 3,148,550	$ 0	$ 3,148,550	$(230,000)	$ 2,918,550
Accounts payable	$ 440,116		$ 440,116		$ 440,116
Accrued expenses	486,237		486,237		486,237
Deferred revenue	240,771	$ 182,000	422,771	$(182,000)	240,771
Customer deposit				60,000	60,000
Note payable to stockholders	324,106		324,106		324,106
Note payable on license	2,553,114		2,553,114		2,553,114
Common stock	8,678,475		8,678,475		8,678,475
Additional paid in capital	3,006,988	(60,000)	2,946,988	1,050,687	3,997,675
Accumulated deficit	(12,581,257)	(122,000)	(12,703,257)	(1,158,687)	(13,861,944)
Total liabilities and equity	$ 3,148,550	$ 0	$ 3,148,550	$(230,000)	$ 2,918,550
For the three months ended June 30, 2003:					
Statement of Operations:					
Revenue:					
Third parties	$ 487,843	$ (290,000)	$ 197,843		$ 197,843
Related party		60,000	60,000	$(60,000)	–
Cost of services provided	(281,500)	48,000	(233,500)	(48,000)	(281,500)
Selling, general and administrative	(957,595)	60,000	(897,595)	(2,050,687)	(2,948,282)
Depreciation & amortization	(46,274)		(46,274)		(46,274)
Debt forgiveness income	460,235		460,235		460,235
Impairment	(1,000,000)		(1,000,000)	1,000,000	–
Interest expense	(60,197)		(60,197)		(60,187)
Net loss	$(1,397,488)	$ (122,000)	$(1,519,488)	$ 1,158,687	$ (2,678,175)
Basic and diluted net loss per common share	$(.08)		$(.08)	$(.07)	$(.15)
Weighted average common shares outstanding	18,376,272		18,376,272		18,376,272
For the six months ended June 30, 2003:					
Statement of Operations:					
Revenue					
Third parties	$ 624,291	$ (290,000)	$ 334,291		$ 334,291
Related party		60,000	60,000	$(60,000)	–
Cost of services provided	(390,064)	48,000	(342,064)	(48,000)	(390,064)
Selling, general and administrative	(1,187,693)	60,000	(1,127,693)	(2,050,687)	(3,178,380)
Depreciation & amortization	(46,714)		(46,714)		(46,714)
Impairment	(1,000,000)		(1,000,000)	1,000,000	–
Debt forgiveness income	460,235		460,235		460,235
Interest expense	(96,838)		(96,838)		(96,838)
Net loss	$(1,636,783)	$ (122,000)	$(1,758,783)	$(1,158,687)	$ (2,917,470)
Basic and diluted net loss per common share	$(.10)		$(.11)	$(.07)	$(.18)
Weighted average shares outstanding	16,199,706		16,199,706		16,199,706

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Verdisys, Inc.
  Houston, Texas

We have audited the accompanying balance sheet of Verdisys, Inc. as of December 31, 2002 and the related statements of operations, stockholders' deficit and cash flows for each of the two years then ended. These financial statements are the responsibility of Verdisys' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verdisys, Inc. as of December 31, 2002 and the results of its operations and cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

May 27, 2003,
  except Notes 11 and 12,
  for which the date is
  September 18, 2003

VERDISYS, INC.
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets		
Cash	$	135
Accounts receivable, net		10,402
Employee advances		42,620
Total Current Assets		53,157
Property and equipment, net of accumulated depreciation of $41,833		3,755
Total Assets	$	56,912

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts payable	$	1,562,339
Accrued expenses		905,461
Deferred revenue		56,180
Notes payable to stockholders		1,579,562
Total Current Liabilities		4,103,542
Long Term Liabilities		
Deferred revenue, less current portion		80,367
Total Liabilities		4,183,909
Commitments & Contingencies		
Stockholders' Deficit		
Convertible preferred stock, no par value,		
40,000,000 shares authorized		
Series A, 2,000,000 shares allocated, none outstanding		
Series B, 1,410,000 shares issued and outstanding		705,000
Common stock, no par value, 60,000,000 shares authorized		
13,553,139 shares issued and outstanding		4,199,040
Additional paid in capital		1,913,437
Accumulated deficit		(10,944,474)
Total Stockholders' Deficit		(4,126,997)
Total Liabilities and Stockholders' Deficit	$	56,912

See accompanying summary of accounting policies and notes to financial statements.

VERDISYS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
Revenue	$ 287,190	$ 162,406
Cost of services provided	276,454	157,984
Selling, general & administrative	3,002,470	2,145,651
Bad debts	9,368	12,984
Depreciation	11,380	13,434
Total operating expenses	3,299,672	2,330,053
Operating loss	(3,012,482)	(2,167,647)
Other income and (expense)		
Interest income	21	4,350
Interest expense	(116,321)	(333,823)
NET LOSS	$ (3,128,782)	$ (2,497,120)
Basic and diluted net loss per share	$ (.23)	$ (.19)
Weighted average shares outstanding	13,553,139	13,108,389

See accompanying summary of accounting policies and notes to financial statements.

VERDISYS, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
Years Ended December 31, 2001 and 2002

	Preferred Series A		Preferred Series B	
	Shares	Amount	Shares	Amount
Balances, December 31, 2000	148,761	$ 72,374		
Shares issued for cash				
Series B preferred shares issued for cash			650,000	$ 325,000
Conversion of Series A to common stock	(148,761)	(72,374)		
Options issued for services				
Warrants issued for interest				
Net loss				
Balances, December 31, 2001	0	0	650,000	325,000
Series B preferred shares issued for cash			760,000	380,000
Options issued for services				
Warrants issued for services				
Warrants issued for interest				
Net loss				
Balances, December 31, 2002	0	$ 0	1,410,000	$ 705,000

See accompanying summary of accounting policies and notes to financial statements.

VERDISYS, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
Years Ended December 31, 2001 and 2002

| | Common Stock | | Retained | |
	Shares	Amount	Deficit	Totals
Balances, December 31, 2000	12,663,638	$ 4,596,521	$ (5,318,572)	$ (649,677)
Shares issued for cash	740,740	100,000		100,000
Series B preferred shares issued for cash				325,000
Conversion of Series A to common stock	148,761	72,374		0
Options issued for services		341,324		341,324
Warrants issued for interest		204,167		204,167
Net loss			(2,497,120)	(2,497,120)
Balances, December 31, 2001	13,553,139	5,314,386	(7,815,692)	(2,176,306)
Series B preferred shares issued for cash				380,000
Options issued for services		401,291		401,291
Warrants issued for services		392,000		392,000
Warrants issued for interest		4,800		4,800
Net loss			(3,128,782)	(3,128,782)
Balances, December 31, 2002	13,553,139	6,112,477	$(10,944,474)	$ (4,126,997)
Less common stock		4,199,040		
Additional paid in capital		$ 1,913,437		

See accompanying summary of accounting policies and notes to financial statements.

VERDISYS, INC.
STATEMENTS OF CASH FLOW
Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities		
Net loss	$ (3,128,782)	$ (2,497,120)
Adjustments to reconcile net loss to net cash used in operating activities:		
Issuance of options and warrants for services	793,291	341,324
Issuance of stock options for interest expense	4,800	204,167
Depreciation	11,380	13,434
Bad debts	9,368	12,984
Changes in:		
Accounts receivable	47,490	(47,710)
Other current assets	(42,620)	3,152
Accounts payable	1,099,557	53,112
Accrued expenses	687,435	165,643
Deferred revenue	136,547	(29,500)
Net Cash Used In Operating Activities	(381,534)	(1,780,514)
Cash Flows from Investing Activities		
Purchase of property and equipment	(5,286)	
Cash Flows from Financing Activities		
Proceeds from notes payable to stockholders	3,558	1,130,994
Proceeds from sales of common stock		100,000
Proceeds from sales of preferred stock	380,000	325,000
Net Cash Provided by Financing Activities	383,558	1,555,994
Net change in cash	(3,262)	(224,520)
Cash at beginning of year	3,397	227,917
Cash at end of year	$ 135	$ 3,397
Cash paid during the year for:		
Interest	$ 0	$ 0
Supplemental disclosure of non-cash transactions:		
Conversion of Series A preferred stock to common		$ 72,374

See accompanying summary of accounting policies and notes to financial statements.

VERDISYS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Business. Verdisys, Inc. ("Verdisys") was formed in California on April 7, 1999 as TheAgZone, Inc. to build and operate an agricultural e-commerce website portal. This plan was pursued until fall of 2000 when funding was depleted. In January 2001 the name was changed to Verdisys, Inc. and the agricultural website portal operation was terminated. In May 2001, Verdisys began selling secure intra-company and wide-area network satellite communications systems. The 2002 business plan involved providing satellite linkages to energy companies to manage distant oil and gas pumping wells, power distribution and other equipment sites by remote computer control.

In June 2003, Verdisys began a new line of business in lateral drilling for the search and production of oil and gas reserves using licensed technology acquired April 2003.

Management estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. Revenue is derived from sales of satellite hardware, satellite bandwidth and satellite service. Revenue from satellite hardware is recognized when the hardware is installed. Revenue from satellite bandwidth is recognized evenly over the term of the contract. Revenue from satellite service is recognized when the services are performed. Verdisys provides no warranty but sells commercially obtained 3 to 12 month warranties for satellite hardware. Verdisys has no return policy.

Allowance for Doubtful Accounts. Bad debt expense is recognized based on management's estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts. The allowance was $22,352 as of December 31, 2002.

Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three years for computers and seven years for furniture.

Impairment of Long-Lived Assets. Verdisys reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Verdisys assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

Stock options and warrants. Verdisys accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. Verdisys accounts for stock options and warrants issued to employees under the intrinsic value method. Under this method, Verdisys recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrant is greater than or equal to the fair market value of the stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if Verdisys had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2002	2001
Net loss as reported	$ (3,128,782)	$ (2,497,120)
Less: stock based compensation determined under fair value-based method	0	0
Pro forma net loss	$ (3,128,782)	$ (2,497,120)
Basic and diluted net loss per common share:		
As reported	$ (.23)	$ (.19)
Pro forma	(.23)	(.19)

The weighted average fair value of the stock options granted during 2002 and 2001 was $.50 and $.25, respectively. Variables used in the Black-Scholes option-pricing model include (1) 5.0% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is zero, and (4) zero expected dividends.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying tax rates in effect in years in which the differences are expected to reverse.

Basic and diluted earnings per share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There were no dilutive securities during the periods presented.

Recently issued accounting pronouncements. Verdisys does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Description	Life	Amount
Computer equipment	3 years	$ 28,065
Other equipment and furniture	7 years	17,523
Furniture and fixtures	7 years	2,195
		45,588
Less: accumulated depreciation		(41,833)
		$ 3,755

Depreciation expense totaled $11,380 and $13,434 in 2002 and 2001, respectively.

NOTE 3 – DEFERRED REVENUE

Typical satellite bandwidth contracts cover 36 months.   Verdisys receives the cash up front, records deferred revenue and recognizes revenue evenly over the contract. $56,180 will be recognized in 2003 and $80,367 will be recognized during 2004 and 2005.

NOTE 4 - NOTES PAYABLE TO STOCKHOLDERS

Notes payable as of December 31, 2002 consists of the following:

"Bridge debt" notes payable, with 10% interest, no collateral, convertible to Series B convertible preferred stock at conclusion of that financing, and due as follows:		
- amounts past due	$	590,000
- amount due after at least $1 million in Series B Preferred Stock sales		200,000
"Convertible notes," with 10% interest, no collateral, convertible to Series B convertible preferred stock at conclusion of that financing, and due in 2003		686,004
Note payable to a stockholder, with 8% interest and no collateral, and past due		103,558
	$	1,579,562

The Series B convertible preferred stock financing was scheduled to expire in July 2002 but was extended and expired in July 2003.

The "bridge debt" notes were issued from December 2000 to July 2001. A total of $1,100,000 was raised and $310,000 was converted to Convertible Notes, as summarized above. In connection with these issuances, 1,500,000 warrants were issued with exercise prices of $.10 to $.15 per share, and another 448,575 warrants were issued with exercises prices of $.75 to $2.00 per share. Related interest expense of $184,167 was recorded in 2001 for these bridge debt warrants and another $20,000 in interest expense was recorded for "convertible notes" as described below.

The "convertible notes" were issued from February through May 2001 for total proceeds of $376,004. $310,000 in notes was transferred from "bridge debt" for total convertible notes of $686,004. In connection with these issuances, 231,998 warrants were issued with exercise prices of $2 per share. Since this exercise price was above the stock selling price at that time, no interest expense was recorded.

NOTE 5 - INCOME TAXES

Verdisys uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   During 2002 and 2001, Verdisys incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $9,300,000 at December 31, 2002, and will expire in the years 2019 through 2022.

At December 31, 2002, deferred tax assets consisted of the following:

	2002
Deferred tax assets	
Net operating losses	$ 3,172,000
Less: valuation allowance	(3,172,000)
Net deferred tax asset	$ 0

NOTE 6 - PREFERRED STOCK

3,436,996 shares of Series A preferred stock were issued in 1999 and 2000 at $1.50 per share, and all have been converted to common stock on a one-for-one basis. This Series had a stated $.15 noncumulative dividend, with a $1.50 per share liquidation preference and redemption price. They were convertible anytime by the holder at the current conversion price as stated, and convertible automatically 12 months after issuance.

650,000 and 760,000 shares of Series B preferred stock were issued in 2001 and 2002, respectively, for $.50 per share. There is a $.10 noncumulative dividend, with a $.50 per share liquidation preference and redemption price. They are convertible anytime by the holder into common shares on a one-for-one basis, and must be converted upon completion of an initial public offering. The conversion rate is adjustable on the occurrence of certain events such as a change in the offering price of Verdisys common stock.

NOTE 7 - STOCK OPTIONS AND WARRANTS

Verdisys follows the disclosure requirements of FASB Statement 123, Accounting for Stock Based Compensation Plans. Verdisys' Stock Option Plan provides for the grant of both qualified and non-qualified options to directors, employees and consultants. In addition, Verdisys issues stock warrants from time to time to employees, consultants, stockholders and creditors as additional financial incentives. The plans and warrants issuance are administered by the Board of Directors, who have substantial discretion to determine which persons, amounts, time, price, exercise terms, and restrictions, if any.   Options differ from warrants only in that options are issued to employees and directors and warrants are issued to consultants and investors.

Verdisys uses the intrinsic value method of calculating compensation expense for employees and directors, as described and recommended by APB Opinion 25, and allowed by FASB Statement 123. During the years ended December 31, 2002 and 2001, compensation expense of $401,291 and $341,324, respectively, was recognized for the issuance of options to employees and directors where exercise prices were below selling prices to investors at each date of grant. There has been no trading market for Verdisys stock as of May 27, 2003.

During 2002 and 2001, interest expense of $4,800 and $204,167, respectively, was recognized for the issuance of warrants to investors where exercise prices were below selling prices to investors.

During 2002, Verdisys issued warrants to consultants whose stock-based compensation must be recorded at fair value pursuant to FASB Interpretation Number 44. The compensation cost recorded for these warrants was $392,000 based on the Black-Scholes option pricing model as suggested by FASB Statement 123. No warrants were issued to consultants in 2001.

Summary information regarding options and warrants is as follows:

	Options	Weighted average Share Price	Warrants	Weighted average Share Price
Outstanding at December 31, 2000	1,455,372	$ .12	558,029	$ .61
Year ended December 31, 2001:				
Granted	3,963,827	.10	2,110,242	.44
Forfeited	(431,370)	.10		
Outstanding at December 31, 2001	4,987,829	.11	2,668,271	.47
Year ended December 31, 2002:				
Granted	7,155,001	.10	1,100,000	.10
Forfeited	(717,973)	.10	(217,362)	.21
Outstanding at December 31, 2002	11,424,857	$ .10	3,550,909	$ .36

Options outstanding and exercisable as of December 31, 2002:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Remaining life	Number of Shares
$.10	6,958,333	9 years	617,407
.10	2,190,833	8 years	1,301,908
.10	620,000	7 years	545,000
.15	700,000	7 years	700,000
.10	946,895	3 years	795,447
.10	8,796	2 years	8,796
	11,424,857		3,968,558

Warrants outstanding and exercisable as of December 31, 2002:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Remaining life	Number of Shares
$.10	1,000,000	5 years	1,000,000
.10	900.000	4 years	900,000
.15	841,667	4 years	841,667
.50	20,000	4 years	20,000
1.00	193,000	4 years	193,000
2.00	255,575	4 years	255,575
.15	58,333	3 years	58,333
2.00	50,000	3 years	50,000
.75	232,334	1 years	232,334
	3,550,909		3,550,909

NOTE 8 - MAJOR CUSTOMERS AND VENDORS

One customer accounted for 87% and 21% of total revenues in 2002 and 2001, respectively. During 2001, Hughes Network Systems was the sole major satellite communications services and equipment vendor and it accounted for 13% of purchases in 2001. In mid-2002, services by this vendor were terminated and replaced by Spacenet who accounted for 87% of purchases in 2002.

NOTE 9 – COMMITMENTS & CONTINGENCIES

Verdisys's current office is in Houston, Texas. The offices for 2001 and part of 2002 were in Aliso Viejo, California. The Aliso Viejo lease was for $1,800 per month and expired August 2002. The Houston office was in the home of an employee on a monthly basis for $900 per month through August 2002. In September 2002, Verdisys signed a 13-month office lease for $1,483 per month. Future minimum lease payments under the lease as of December 31, 2002 are $13,343 in 2003.

Verdisys also has a consulting agreement with its current majority stockholder for $10,000 per month through April 30, 2005, with $120,000 due during each of 2002, 2003 and 2004, and $40,000 in 2005. $138,000 was accrued and unpaid under this agreement as of December 31, 2002.

In April 2002, Verdisys entered into a three-year employment agreement with its then CEO. The base salary under the agreement was $250,000 per year with quarterly performance bonuses and 2,000,000 stock options granted in 2002 and exercisable at $.10 per share and vesting quarterly over a two-year period. $400,000 and $175,000 in expense was incurred in 2002 relating to the vested portion of these options and unpaid salary, respectively. In November 2002, this CEO quit and Verdisys is now in negotiations over what portion of these amounts and also the unvested options, if any, is due. As of May 27, 2003, management believes the current accrual is adequate and that no further expense will be necessary on the unvested options.

NOTE 10 – LITIGATION

In August 2002, Verdisys settled a lawsuit filed against it in late 2001 for breach of promissory note and breach of security agreement, by agreeing to pay $228,494. Verdisys agreed to pay $15,000 on October 1, 2002 and $5,000 per month from November 2002 through August 2004. A balloon payment is due of the remaining amount in August 2004. As of May 27, 2003, $20,000 in monthly payments are delinquent. All amounts are accrued as of December 31, 2002.

NOTE 11 - SUBSEQUENT FINANCING (unaudited)

From April 2003 through June 2003, Verdisys sold 1,239,000 shares of common stock in private placements for $.50 per share and $.75 per share for total proceeds of $779,250 with $764,150 to Verdisys net of $15,100 cost of fundraising.

In early 2003, Verdisys issued a convertible promissory note in the amount of $50,000 with 100,000 $.10 warrants that expire in January 2008.

In early 2003, Verdisys converted 1,410,000 shares of Series B convertible preferred stock into 1,410,000 shares of common stock.

From April 2003 through June 2003, Verdisys converted $1,506,190 of notes payable and accrued interest to investors to 2,877,776 shares of common stock.

From April 2003 through June 2003, 2,409,291 options were exercised at $.10 per share for 2,409,291 shares of common stock. In lieu of cash, Verdisys agreed to expense the exercise price as compensation of $240,929.

From April 2003 through June 2003, 1,580,000 warrants were exercised for 1,580,000 shares of common stock. $56,500 in cash was received for the exercise of 430,000 warrants, accounts payable was reduced by $95,000 for the exercise of 950,000 warrants and notes payable to investor was reduced by $20,000 for the exercise of 200,000 warrants.

In April 2003, Verdisys issued 2,000,000 shares of common stock for software. The shares were valued at $1,000,000. The software has been determined to not be useful and was fully impaired as of June 30, 2003.

In June 2003, 100,000 shares valued at $75,000 were issued to a consultant.

In April 2003, Verdisys issued 100,000 $.10 warrants that expire in January 2007 for legal services.

In April 2003, Verdisys issued 1,280,000 10 year $.10 options to employees. 30,000 options vest monthly over three months, 750,000 options vest quarterly over three years, 300,000 options vest quarterly over one year and 200,000 options vest quarterly over two years. The intrinsic value and the fair value of these options totals $193,250.

Verdisys began selling stock at $2 per share in July 2003. As of September 18, 2003, $1,127,000 in cash had been received from this effort.

NOTE 12 - SUBSEQUENT EVENTS (unaudited)

In April 2003, an individual licensed his lateral drilling technology and equipment to Verdisys. Verdisys is required to pay $2,750,000 plus 10 percent of related gross revenue. $100,000 was due upon signing and a note payable for $2,650,000 plus 8 percent is to be paid out from May 2003 through March 2004 for a total payout of $2,970,000.

In April 2003, Verdisys signed a drilling service contract with Energy 2000, whereby Energy 2000 will pay Verdisys a minimum of $1,800,000 for lateral drilling of 45 wells. This contract is a fixed fee contract with the total price depending on the number of wells drilled and offshoot lateral bores drilled. In addition, Verdisys will receive an 80 percent interest in the net operating income after payback from these properties and will also be reimbursed for 20 percent of its field costs.

During the summer of 2003, Verdisys negotiated settlements with 9 vendors plus the two original founders for various debts carried on the books at $1,096,501 for $71,600 cash, 33,333 shares of stock (valued at $.50 or $16,666) and 150,000 warrants exercisable at $.10 and valued at $.40 or $60,000. $460,235 is shown in 2003 as debt forgiveness income for the vendors and the $548,000 related to the original founders is shown in 2003 as a contribution to capital.

In June 2003, Verdisys settled a lawsuit filed against it in April 2001 for past due accounts payable. In July 2001, Verdisys had previously agreed to pay $10,277 to settle the account. Verdisys only paid $4,277 under the original settlement agreement. In June 2003, Verdisys issued 100,000 shares of Verdisys common stock to settle the remaining amount.

On July 18, 2003, Verdisys signed an Agreement and Plan of Merger with Reconstruction Data Group, Inc. (RDGI), a publicly reporting inactive entity. The shareholders of Verdisys received 25,202,539 shares of RDGI in exchange for all of the 25,202,539 shares of Verdisys then outstanding. Verdisys became a wholly-owned subsidiary of RDGI. As of that transfer, Verdisys shareholders will now own 94.4% of the outstanding stock of the combined entity.

Pro Forma Consolidated Condensed Balance Sheet

The following pro forma balance sheet has been derived from the balance sheet of Reconstruction Data Group, Inc. ("RDGI") at December 31, 2002 and adjusts such information to give effect to the acquisition of Verdisys, Inc. ("Verdisys"), as if the acquisition had occurred at December 31, 2002. The pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at December 31, 2002. The pro forma balance sheet should be read in conjunction with the notes thereto and the financial statements and related notes thereto contained elsewhere in this filing.

A pro-forma consolidated balance sheet is presented below.

	RDGI 12/31/02	Verdisys 12/31/02	DR <CR> Adjustments	Pro Forma Combined
Cash	$ 11,920	$ 135	$ (11,920)	$ 135
Accounts receivable, net		10,402		10,402
Employee advances		42,620		42,620
Property and equipment, net	19,934	3,755	(19,934)	3,755
Deposit	1,313		(1,313)	
	$ 33,167	$ 56,912		$ 56,912
Accounts payable and accrued liabilities	$ 21,446	$ 2,467,800	21,446	$ 2,467,800
Current portion of notes payable	55,000	1,579,562	55,000	1,579,562
Current portion of deferred revenue	16,368	56,180	16,368	56,180
L-T portion of notes payable	5,000		5,000	
L-T portion of deferred revenue		80,367		80,367
	97,814	4,183,909		4,183,909
Convertible preferred stock, 40,000,000 shares authorized				
- Series A, 2,000,000 shares allocated, none outstanding				
- Series B, 1,410,000 shares issued and outstanding		705,000	705,000	
Common stock, no par value, 50,000,000 shares authorized, 3,651,500 and 14,963,139 shares issued and outstanding	323,825		323,825 (4,199,040) (705,000)	4,904,040
Common stock, no par value 60,000,000 shares authorized, 13,553,139 shares issued and outstanding		4,199,040	4,199,040	
Additional paid in capital	19,167	1,913,437	19,167	1,913,437
Accumulated deficit	(407,639)	(10,944,474)	(407,639)	(10,944,474)
	(64,647)	(4,126,997)		(4,126,997)
	$ 33,167	$ 56,912		$ 56,912

Notes to Pro Forma Consolidated Condensed Balance Sheet

(1) The acquisition occurred July 18, 2003.

(2) Issuance of 25,202,539 shares of common stock of RDGI for all of the outstanding stock of Verdisys.

(3) Prior to the reorganization, RDGI canceled 2,151,500 common shares in an agreement with certain of its shareholders, including the spin-off of all prior RDGI operations, assets and liabilities. After this cancellation and immediately prior to its merger with Verdisys, RDGI shareholders will own 1,500,000 shares of RDGI. No prior RDGI business operations will continue in the surviving entity.

(4) There were 13,553,139 shares issued and outstanding by Verdisys as of December 31, 2002. Shares issued from January 1 - July 18, 2003 are summarized as follows:

	Shares	Value
Cash	2,819,000	$ 935,650
Services	2,509,291	861,480
Conversion of preferred stock	1,410,000	705,000
Conversion of debt	2,911,109	1,556,190
Asset purchase	2,000,000	1,000,000
	11,649,400	$ 5,058,320
Add: shares outstanding, December 31, 2002	13,553,139	
RDGI shares	1,500,000	
	26,702,539	

Shares included in the pro forma schedule are as follows:

Balances, December 31, 2002	13,553,139
Conversion of preferred stock	1,410,000
	14,963,139

After the merger, there will be 26,702,539 shares of common stock outstanding of RDGI, and Verdisys will cease to exist as a separate corporation.